Exhibit (d)(6)

Tender And Support Agreement

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of October 28, 2024, by and among CECO Environmental Corp., a Delaware corporation (“Parent”), Combustion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and Cameron M. Tidball (“Stockholder” and, together with Parent and Purchaser, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Stockholder is the Beneficial Owner or record owner of the number of shares of common stock, par value $0.001 per share (“Shares”), and Company restricted stock units set forth on Schedule A, of Profire Energy, Inc., a Nevada corporation (the “Company”);

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and Purchaser are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for Purchaser to commence a tender offer (the “Offer”) for all of the issued and outstanding Shares and, following the consummation of the Offer, the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, and as an inducement and in consideration for Parent and Purchaser to enter into the Merger Agreement, Stockholder, with respect to the Owned Shares has agreed to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements and covenants set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I. Definitions.

Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement. In addition, the following terms shall have the meanings set forth in this Article I:

“Beneficially Own,” “Beneficial Ownership” or “Beneficial Owner” with respect to any Company Shares means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement, or understanding, whether or not in writing.

“Claim” means any demand, claim, suit, litigation, action, legal proceeding (whether at law or in equity) or arbitration.

“Company Entities” means the Company and its Subsidiaries, taken as a whole.

“Offer Documents” means, collectively, and together with all exhibits, amendments, and supplements thereto, the Tender Offer Statement on Schedule TO with respect to the Offer that will contain or incorporate by reference the related offer to purchase the Shares pursuant to the Offer, the form of the related letter of transmittal, the summary advertisement, and other ancillary Offer Documents and instruments pursuant to which the Offer will be made.

“Organizational Documents” means any corporate, partnership, limited liability company or similar organizational documents, including charters, certificates, or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreements and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements, and certificates of existence, as applicable.

“Owned Shares” means, collectively, all (i) Shares and Company restricted stock units set forth on Schedule A and any other voting securities of the Company held of record or Beneficially Owned by Stockholder as of the date hereof and (ii) Shares, Company restricted stock units or other voting securities of the Company that are hereafter issued to or otherwise directly or indirectly acquired by and become owned (whether Beneficially Owned or of record) by Stockholder after the execution of this Agreement.

“Willful Breach” means a material breach of this Agreement or failure to perform that is a consequence of an act or omission of the breaching Party with the knowledge that such act or omission would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

Article II. Tender of Shares.

Section 2.1.	Tender of Shares.

(a)	Promptly following the commencement of the Offer, and in any event no later than five (5) Business Days following Stockholder’s receipt of a letter of transmittal with respect to the Offer, Stockholder (i) shall tender, or cause to be tendered, in the Offer all of the Owned Shares pursuant to the terms of the Offer, free and clear of all Liens, and (ii) shall not withdraw, or cause to be withdrawn, any of the Owned Shares tendered in the Offer; provided, however, that Stockholder may withdraw the Owned Shares from the Offer at any time following the termination of this Agreement in accordance with Section 3.2.

(b)	If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated prior to the purchase of the Owned Shares tendered in the Offer, Parent and Purchaser shall promptly (and in any event within one (1) Business Day) return, and shall use commercially reasonable efforts to cause the depository agent or paying agent to promptly return, all of the tendered Owned Shares to Stockholder.

Article III. Transfer and Voting of Shares.

Section 3.1.	No Transfer of Shares. Stockholder shall not, directly or indirectly, (a) sell (including short sell), gift, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Owned Shares or any interest in the Owned Shares, (b) deposit the Owned Shares or any interest in the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of his, her or its Shares or grant any proxy or power of attorney with respect thereto, (c) tender, agree to tender or permit to be tendered any of the Owned Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer, (d) enter into any contract, commitment, option, or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, gift, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Owned Shares or (e) take or permit any other action that would in any way would be reasonably expected to restrict, limit, impede, delay or interfere with the performance of Stockholder’s obligations hereunder in any material respect (any such action in clause (a), (b), (c), (d) or (e) above, a “Transfer”). Any action taken in violation of the foregoing sentence shall be null and void ab initio. Stockholder hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Owned Shares on the books of the Company in violation of this Agreement. If any involuntary Transfer of Stockholder’s Owned Shares shall occur (including, but not limited to, a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, obligations, liabilities, and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Stockholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, this Section 3.1 shall not prohibit a Transfer of Owned Shares by Stockholder to (x) if Stockholder is an entity, any Affiliate, Subsidiary, partner, or member of Stockholder or, if Stockholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (y) if Stockholder is a natural person, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of Stockholder, (B) any trust, the trustees of which include only the Persons named in clause (A) and the beneficiaries of which include only the Persons named in clause (A), (C) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the Persons named in clauses (A) or (B), (D) to any Person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations, or (E) to effect a “net settlement” of a restricted stock unit in which the Company holds back Shares otherwise issuable either to satisfy Stockholder’s tax withholding obligation upon the settlement of a restricted stock unit; provided, however, that in any such case, as a condition to the effectiveness of such Transfer, (1) each Person to which any of such Owned Shares are Transferred has executed and delivered to Parent and Purchaser a counterpart to this Agreement pursuant to which such Person is bound by all of the terms and provisions of this Agreement, and (2) this Agreement becomes the legal, valid, and binding agreement of such Person, enforceable against such Person in accordance with its terms. Notwithstanding the foregoing, Stockholder may make Transfers of Owned Shares as Parent may agree in writing in its sole discretion.

Section 3.2.	Termination. This Agreement and the obligations of Stockholder pursuant to this Agreement will terminate automatically, without any notice or action by any Person, upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the time of the Offer Closing, provided that Stockholder has tendered all of his, her, or its Owned Shares in accordance with Section 2.1(a) and otherwise complied in all material respects with the covenants to be performed and complied with by it under this Agreement, (c) the making of a Company Adverse Recommendation Change in accordance with Section 6.03(d) or Section 6.03(e) of the Merger Agreement, (d) the entry of Parent or Purchaser, without the prior written consent of Stockholder, into any amendment or modification of the Merger Agreement that results in any decrease to the Offer Price or changes the form of Merger Consideration, or (e) the termination of this Agreement by written notice from Parent to Stockholder (such earliest date, the “Expiration Date”).

Section 3.3.	Effect of Termination. In the event this Agreement is validly terminated as provided in Section 3.2, this Agreement shall immediately become void and no Party will have any further obligations or liabilities under this Agreement, except that nothing in this Section 3.3 shall relieve any Party from liability for fraud or any Willful Breach of this Agreement prior to such termination, which liabilities shall survive the termination of this Agreement. The provisions of this Section 3.3 and of Article VII will survive any termination of this Agreement.

Section 3.4.	Stockholder Capacity. The Parties acknowledge that this Agreement is entered into by Stockholder in his, her, or its capacity as owner of the Owned Shares and not, if applicable, in such Stockholder’s capacity as a director, officer or employee of the Company, and that nothing in this Agreement is intended to restrict or affect any action or inaction of Stockholder or any representative of Stockholder, as applicable, serving on the Company Board or on the board of directors (or similar body) of any Subsidiary of the Company or as an officer or fiduciary of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director or officer of the Company or any Subsidiary of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company or any Subsidiary of the Company from taking any action in his or her capacity as such director or officer, and no action taken in any such capacity as an officer or director of the Company or any Subsidiary of the Company shall be deemed to constitute a breach of this Agreement.

Article IV. Representations and Warranties of Stockholder.

Stockholder hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1.	Authorization; Binding Agreement. Stockholder has the requisite legal capacity, right, and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by or on behalf of Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.2.	Non-Contravention. Neither the execution and delivery of this Agreement by Stockholder nor the consummation of the transactions contemplated hereby nor compliance by Stockholder with any provisions herein will (a) if Stockholder is an entity, violate, contravene, or conflict with or result in any breach of any provision of the Organizational Documents of Stockholder, (b) require any consent, approval, authorization, or permit of, action by, or filing with or notification to, any Governmental Authority on the part of Stockholder, except for compliance with applicable securities Laws, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver, or approval or result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under any of the terms, conditions or provisions under, any Contract to which Stockholder is a party or by which Stockholder or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time, or otherwise, would result) in the creation or imposition of any Lien on the Owned Shares (other than one created by Parent or Purchaser), or (e) violate any Law or judgment applicable to Stockholder or by which any of its assets are bound, except as would not, in the case of each of clauses (c), (d), and (e), reasonably be expected to have, individually or in the aggregate, a material adverse effect on Stockholder’s ability to timely perform its obligations under this Agreement. No trust of which Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

Section 4.3.	Absence of Litigation. With respect to Stockholder, as of the date hereof, there are no Legal Actions pending against, or, to the knowledge of Stockholder, threatened in writing against Stockholder or any of Stockholder’s properties or assets (including any Shares or Company restricted stock units owned by Stockholder) before or by any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Stockholder’s ability to timely perform its obligations under this Agreement.

Section 4.4.	Ownership of Owned Shares; Total Shares. As of the date hereof, Stockholder is, and (except with respect to any Owned Shares Transferred in accordance with Section 3.1 or accepted for payment pursuant to the Offer) at all times during the term of this Agreement will be, the record and/or Beneficial Owner of all of the Owned Shares and has good and marketable title to all such Owned Shares free and clear of any Liens, except for any such Liens that may be imposed pursuant to (i) this Agreement and (ii) any applicable restrictions on transfer under the Securities Act of 1933 or any state securities Law or any other applicable securities laws, including applicable Canadian securities laws. Except to the extent of any Owned Shares acquired after the date hereof (which shall become Owned Shares upon that acquisition), the number of Owned Shares (as set forth on Schedule A opposite such Stockholder’s name) are the only equity interests in the Company Beneficially Owned or owned of record by such Stockholder as of the date hereof. As of the date hereof, other than the Owned Shares, neither Stockholder nor any of its Affiliates owns any Shares, Company restricted stock units or any other interests in options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no interest in or voting rights with respect to any securities of the Company.

Section 4.5.	Reliance; Acknowledgment of the Merger Agreement. Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery, and performance of this Agreement. Stockholder (through its authorized representatives) has reviewed and understands the terms of this Agreement and the Merger Agreement and has had the opportunity to consult with its counsel in connection with this Agreement.

Section 4.6.	Voting Power. Stockholder has full voting power (or the power to effect the full voting power) with respect to all such Stockholder’s Owned Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Owned Shares. None of the Owned Shares are subject to any stockholders’ agreement, proxy, voting trust, or other agreement, or arrangement with respect to the voting of such Owned Shares, except as provided hereunder.

Section 4.7.	Financial Advisor. No broker, finder, investment banker, or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from the Company in connection with Stockholder tendering the Owned Shares based upon arrangements made by or on behalf of Stockholder in its capacity as such.

Article V. Representations and Warranties of Parent and Purchaser.

Parent and Purchaser hereby represent and warrant to Stockholder as follows:

Section 5.1.	Organization; Qualification. Each of Parent and Purchaser is duly incorporated, validly existing and in good standing (to the extent such concept is recognized in such jurisdiction) under the Laws of the jurisdiction of its incorporation.

Section 5.2.	Authorization; Binding Agreement. Each of Parent and Purchaser has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Purchaser have been duly and validly authorized by all necessary organizational action, no other organizational proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms.

Section 5.3.	Non-Contravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation of the transactions contemplated hereby nor compliance by Parent and Merger Sub with any provisions herein will (a) violate, contravene, or conflict with or result in any breach of any provision of the Organizational Documents of Parent or Merger Sub, (b) require any consent, approval, authorization, or permit of, action by, or filing with or notification to, any Governmental Authority on the part of Stockholder, except for compliance with applicable securities Laws, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver, or approval or result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under any of the terms, conditions or provisions under, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of its respective assets may be bound, or (d) violate any Law or judgment applicable to Parent or Merger Sub or by which any of its respective assets are bound, except as would not, in the case of each of clauses (c), and (d), reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to timely perform its obligations under this Agreement.

Section 5.4.	Absence of Litigation. With respect to Parent and Merger Sub, as of the date hereof, there are no Legal Actions pending against, or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub or any of Parent’s or Merger Sub’s properties or assets before or by any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to timely perform its obligations under this Agreement.

Article VI. Covenants of Stockholder.

Section 6.1.	Further Assurances. Parent, Purchaser, and Stockholder shall, from time to time and without additional consideration, execute and deliver, or cause to be executed and delivered such additional or further consents, documents and other instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform their respective obligations under this Agreement.

Section 6.2.	Public Announcements. Stockholder shall not issue any press release or otherwise make any public statement with respect to the Merger Agreement, this Agreement, the Merger, the Offer or any other transactions contemplated hereby or by the Merger Agreement without the prior written consent of Parent, except as may be required by applicable Law (provided that Stockholder shall provide reasonable notice of any such disclosure to Parent, other than an amendment to and report on Schedule 13D or any filing made pursuant to Section 16 of the Exchange Act with respect to this Agreement or the Merger Agreement and the transactions contemplated hereby and thereby).

Section 6.3.	No Solicitation of Takeover Proposals. Stockholder, solely in its capacity as a stockholder of the Company, shall not, and shall instruct its Representatives not to: (a) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of providing nonpublic information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that, in each case, constitutes or could reasonably be expected to lead to a Takeover Proposal, (b) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person making a Takeover Proposal, or such Person’s Representatives, with respect to a Takeover Proposal (other than, solely in response to an inquiry, proposal or offer by a Person to ascertain facts from the Person making such Takeover Proposal about the terms of such Takeover Proposal and to refer such Person to the restrictions of the Merger Agreement and this Section 6.3) or (c) provide any nonpublic information of the Company or its Subsidiaries, or take any other action to assist or knowingly encourage or knowingly facilitate, any effort by any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in a manner that is intended to lead to a Takeover Proposal or in connection with or in response to any inquiry, offer, or proposal that constitutes a Takeover Proposal. Stockholder shall, and shall instruct its Representatives to, immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any inquiry, proposal or offer pending on the date hereof that constitutes, or could reasonably be expected to lead to, a Takeover Proposal.

Section 6.4.	Information for Offer Documents; Disclosure. Stockholder (a) consents to and authorizes Parent and Purchaser to publish and disclose in the Offer Documents and related filings under applicable Laws, and any press release or other disclosure document that Parent or Purchaser reasonably determines to be necessary in connection with the Offer, the Merger, and any transactions contemplated by the Merger Agreement, Stockholder’s identity and ownership of the Owned Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and any other information that Parent reasonably determines is required to be disclosed by applicable Law (provided, that each Stockholder shall have a reasonable opportunity to review and comment on such disclosure prior to any such filing) and (b) agrees to promptly give to Parent and Purchaser any information they may reasonably require for the preparation of any such disclosure documents. Stockholder agrees to promptly notify Parent and Purchaser of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Stockholder acknowledges that Parent and Purchaser may, in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other applicable Governmental Entity.

Section 6.5.	Waiver of Certain Actions. During the term of this Agreement, Stockholder agrees not to commence or participate or join in, and agrees to take all actions reasonably necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, the Company, or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement and the transactions contemplated hereby and thereby, excluding any such claim brought by Stockholder pursuant to the terms hereof.

Section 6.6.	Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of Shares, or the like of the capital stock of the Company affecting the Owned Shares, the terms of this Agreement will be equitably adjusted, including to apply to any resulting securities.

Article VII. General Provisions.

Section 7.1.	Entire Agreement; No Third-Party Beneficiaries.

(a)	This Agreement (together with Schedule A) and the Merger Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between or among the Parties or their Affiliates, or any of them, with respect to the subject matter hereof.

(b)	Each Party agrees that (i) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement.

Section 7.2.	Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned, by operation of law or otherwise, by any Party, other than in connection with a Transfer of Owned Shares pursuant to the requirements of Section 3.1, without the prior written consent of each of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 7.3.	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 7.4.	Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Section 3.2, the Parties shall be entitled to obtain an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, in any court referred to in Section 7.6, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity, including monetary damages. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of this Agreement.

Section 7.5.	Governing Law. This Agreement, including all matters of construction, and all Claims (whether in contract or in tort or otherwise, whether at law or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter of this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed in that State.

Section 7.6.	Jurisdiction; Venue; Service of Process. Each of the Parties hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of (A) the Court of Chancery of the State of Delaware or (B) if such Court of Chancery lacks subject-matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement in any court other than (A) the Court of Chancery of the State of Delaware or (B) if such Court of Chancery lacks subject-matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the Parties has the right to bring any proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction. Each Party further agrees that service of any process, summons, notice, or document by U.S. registered mail to the respective addresses set forth in Section 7.8 shall be effective service of process for any Claim brought against such Party in any such court. The foregoing, however, will not limit the right of a Party to effect service of process on any other Party by any other legally available method. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 7.7.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, THE OFFER OR THE MERGER. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 7.7.

Section 7.8.	Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing in English and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by email at the address listed below (with receipt confirmed other than automatically generated confirmation), one (1) Business Day after the date when sent to the recipient by reputable overnight express courier services (charges prepaid) or three (3) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to the Parties at the following addresses (or at such other address for a Party as have been specified by like notice):

To Parent or Purchaser:

CECO Environmental Corp.

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

Attention: Lynn Watkins-Asiyanbi, SVP, Chief Administrative & Legal Officer and Corporate Secretary

Email:

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attention: Clyde W. Tinnen

Email:

To Stockholder:

Cameron M. Tidball

21343 51 Ave NW

Edmonton Alberta

T6M0K7 Canada

Email:

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, UT 84111

Attention: David Marx

Email:

Section 7.9.	Counterparts. This Agreement may be executed in separate counterparts (including by means of portable document format (.pdf) or other electronic means), each of which is an original but all of which taken together shall constitute one and the same instrument. Electronic signatures (including DocuSign and Adobe Sign) delivered by electronic mail, portable document format (.pdf) transmission or other electronic means, shall be sufficient and binding as if they were originals and such delivery shall constitute valid delivery of this Agreement.

Section 7.10.	Amendment and Waiver. This Agreement may not be amended or waived except by an instrument in writing signed (i) by the Parties, in the case of an amendment, or (ii) by each Party against whom the waiver is to be effective, in the case of a waiver. The failure of any Party to assert any rights or remedies will not constitute a waiver of such rights or remedies. No failure or delay by any Party in exercising any right or remedy shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 7.11.	Construction. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 7.12.	Fees, Costs, and Expenses. All fees, costs, and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, costs, or expenses.

Section 7.13.	Interpretation.

(a)	Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(b)	Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(c)	Articles, Sections, Headings, and Schedules. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(d)	Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)	Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f)	Contracts; Laws. Any Contract or Law defined or referred to in this Agreement means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(g)	Persons. References to a person are also to its permitted successors and assigns.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

CECO Environmental Corp.

By:	/s/ Todd Gleason
Name:	Todd Gleason
Title	Chief Executive Officer

Combustion Merger Sub, Inc.

By:	/s/ Todd Gleason
Name:	Todd Gleason
Title:	President

Cameron M. Tidball

/s/ Cameron M. Tidball

[SIGNATURE PAGE TO TENDER AND SUPPORT AGREEMENT]

Schedule A

Owned Shares

Stockholder	Common Stock Owned	Outstanding RSUs	Total
Cameron Tidball	650,184	638,900	1,289,084

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